SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Classificação: Interna THIS NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. CLOSING NOTICE OF THE PUBLIC DISTRIBUTION OFFERING, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN 2 (TWO) SERIES, FOR PUBLIC DISTRIBUTION, OF THE 10TH (TENTH) ISSUANCE OF AXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26 in the amount of R$ 2,000,000,000.00 (two billion reais) ISIN CODE OF DEBENTURES OF THE 1ST SERIES: BRAXIADBS0G9 ISIN CODE OF DEBENTURES OF THE 2ND SERIES: BRAXIADBS0H7 Final Issue Risk Rating of “brAAA” assigned by Standard & Poor’s Ratings do Brasil Ltda.* *This rating was made on June 30, 2026; the characteristics of this security are subject to change. DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW). THE REGISTRATION OF THE OFFER OF THE DEBENTURES WAS AUTOMATICALLY GRANTED BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (“CVM”) ON JULY 15, 2026, UNDER (I) NO. CVM/SRE/AUT/DEB/PRI/2026/345 FOR THE DEBENTURES OF THE FIRST SERIES; AND (II) NO. CVM/SRE/AUT/DEB/PRI/2026/346 FOR THE DEBENTURES OF THE SECOND SERIES. 1 SECURITY OFFERED AND IDENTIFICATION OF THE OFFEROR AXIA ENERGIA S.A., a corporation registered as a securities issuer, category "A", before CVM, in operational phase, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030-900, registered in the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, with its constitutive acts registered with the Board of Trade of the State of Rio Classificação: Interna de Janeiro under NIRE 33.300.346.767 (“Issuer”), together with ITAÚ BBA ASSESSORIA FINANCEIRA S.A., a corporation, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.500, 1º, 2º, 3º (Parte), 4º e 5º Andares, registered with the CNPJ under number 04.845.753/0001-59 (“Lead Coordinator”), BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, with an office in the city of São Paulo, State of São Paulo, on Avenida Presidente Juscelino Kubitschek, n° 2.041 e 2.235, 24° andar, CEP 04.543-011, enrolled with the CNPJ under No. 90.400.888/0001-42 (“Santander”), BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n° 1.309, 5º andar, CEP 04.543-011, enrolled with the CNPJ under No. 06.271.464/0073-93 (“Bradesco BBI”), and UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution belonging to the UBS BB SERVIÇOS DE ASSESSORIA FINANCEIRA E PARTICIPAÇÕES S.A. group and a member of the securities distribution system, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 4.440, 4º andar (parte), Itaim Bibi, CEP 04.538-132, registered with the CNPJ under No. 02.819.125/0001-73 (“UBS BB” and, together with the Lead Coordinator, Santander and Bradesco BBI, the “Coordinators”), hereby announce that on this date, pursuant to article 76 of CVM Resolution No. 160, of July 13, 2022, as in force (“CVM Resolution 160” and “Closing Notice”, respectively), the beginning of the public distribution of 2,000,000 (two million) simple debentures, not convertible into shares, of the unsecured type, in 2 (two) series, of the 10th (tenth) issuance of the Issuer ("Debentures" and “Issue", respectively), all with a unit par value of R$ 1,000.00 (one thousand reais), on the issuance date, that is, June 15, 2026 ("Unit Par Value" and "Issuance Date", respectively), totaling, on the Issuance Date, the amount of R$ 2,000,000,000.00 (two billion reais), as provided for in the "Private Instrument of Issuance Deed of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, for Public Distribution, under the Automatic Registration Procedure of AXIA Energia S.A.", entered into on June 26, 2026, between the Issuer, and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, a financial institution headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida das Américas, nº 4.200, bloco 08, ala B, salas 302, 303, e 304, Barra da Tijuca, CEP 22.640-102, registered with the CNPJ under No. 17.343.682/0001-38, hereby represented in accordance with its articles of incorporation (“Trustee” and “Original Issuance Deed”, respectively), in its capacity as trustee, representing the class of debenture holders (“Trustee” and “Original Deed of Issuance,” respectively), as amended by the “First Amendment to the Private Instrument of Issuance Deed of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, for Public Distribution, under the Automatic Registration Procedure of AXIA Energia S.A.”, entered into on July 15, 2026, between the Issuer and the Trustee (“First Amendment to the Original Issuance Deed” and, when together with the Original Issuance Deed, “Issuance Deed”), intended for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), pursuant to Law No. 6.385, of December 7, 1976, as amended, of CVM Resolution 160 and other applicable legal provisions (“Offer”). 2 BOOKKEEPER The institution providing bookkeeping services for the Debentures under this Issue is ITAÚ CORRETORA DE VALORES S.A., a financial institution headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, registered with the CNPJ under Classificação: Interna No. 61.194.353/0001-64 (“Bookkeeper”), a term that includes any other institution that may succeed the Bookkeeper in providing the bookkeeping services set forth in this Issuance Deed, which shall be responsible for maintaining the records of the Debentures, among other responsibilities defined in the regulations issued by the CVM and B3. 3 FINAL DISTRIBUTION DATA The final distribution data for the Offer are shown in the table below, in accordance with Annex N of CVM Resolution 160. First Series Debentures Investor Type Number of First Series Debentures Subscribers Number of First Series Debentures Subscribed and Paid in Full Individuals - - Investment Clubs - - Investment Funds 158 1,320,230 Private Pension Entities - - Insurance Companies - - Foreign Investors - - Intermediary Institutions participating in the distribution consortium - - Financial institutions linked to the Issuer and consortium participants - - Other Financial Institutions 1 19,270 Other legal entities linked to the Issuer and to the participants of the consortium - - Other legal entities - - Partners, administrators, employees, agents and other persons related to the Issuer and the participants of the consortium - - Total 159 1,339,500 Second Series Debentures Investor Type Number of Second Series Debenture Subscribers Number of Second Series Debentures Classificação: Interna Subscribed and Paid-in Full Individuals - - Investment Clubs - - Investment Funds 79 605,500 Private Pension Entities - - Insurance Companies 1 35,000 Foreign Investors - - Intermediary Institutions participating in the distribution consortium - - Financial institutions linked to the Issuer and consortium participants - - Other Financial Institutions 1 20,000 Other legal entities linked to the Issuer and to the participants of the consortium - - Other legal entities - - Partners, administrators, employees, agents and other persons related to the Issuer and the participants of the consortium - - Total 81 660,500 4 ADDITIONAL INFORMATION Additional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM. The capitalized terms used in this “Closing Notice of the Public Offering for Distribution, under the Automatic Registration Procedure, of Simple Debentures, not Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, of the 10th (Tenth) Issue of AXIA Energia S.A.” (“Closing Notice"), which are not defined herein, shall have the meaning assigned to them in the Issuance Deed. CONSIDERING THAT THE OFFER WAS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DID NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS CLOSING NOTICE AND ALL OTHER OFFER DOCUMENTS. FURTHER INFORMATION ABOUT THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM. Classificação: Interna THE DEBENTURES ARE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160. Rio de Janeiro, July 20, 2026. LEAD COORDINATOR COORDINATORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.